SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 12, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 12, 2016: Nokia agrees to acquire Alcatel-Lucent convertible bonds through a private transaction

Nokia agrees to acquire Alcatel-Lucent convertible bonds through a private transaction

Nokia Corporation
Stock Exchange Release
May 12, 2016 at 20:55 (CET +1)

Nokia agrees to acquire Alcatel-Lucent convertible bonds through a private transaction

Espoo, Finland - On May 12, 2016 Nokia agreed to acquire 72 994 133 of the EUR 688 425 000.00 Alcatel-Lucent bonds convertible into new Alcatel-Lucent shares or exchangeable for existing Alcatel-Lucent shares due on January 30, 2019 (the “2019 OCEANEs”) and 19 943 533 of the EUR 460 289 979.90 Alcatel-Lucent bonds convertible into new Alcatel-Lucent shares or exchangeable for existing Alcatel-Lucent shares due on January 30, 2020 (the “2020 OCEANEs” and, together with the 2019 OCEANEs, the “OCEANEs”). Nokia has agreed to acquire the OCEANEs through a privately negotiated transaction in consideration for an aggregate cash payment of EUR 418 949 438.33. The settlement of the transaction is expected to occur on or around May 16, 2016.

Following this transaction Nokia is expected to own 94.64% of the share capital and 94.57% of the voting rights of Alcatel-Lucent, corresponding to 94.17% of the Alcatel-Lucent shares on a fully diluted basis.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:

Nokia
Investor Relations

nokia.com

Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “would”, “expected to” and similar expressions. These forward-looking statements include statements relating to: the settlement of the trade and Nokia’s expected ownership of Alcatel Lucent. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. Risks and uncertainties include: regulatory restrictions, fluctuations in Alcatel Lucent’s share capital and the impact on Nokia of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of Nokia’s most recent annual report on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia has filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal